14047602

RECEIVED SEC MAIL PROCESSING SECTION MAR 04 2014 WASH DC 189

ma 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 GASPARILLA RD. A30
(No. and Street)

PLACIDA (City) FL (State) 33946 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM, ANDREW J.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1466 (Address) LABELLE (City) FL (State) 33975 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, SUSAN NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Susan Neculae
Signature

TREASURER
Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
Brian F. White
State of Florida
MY COMMISSION # FF 52056
Expires: September 8, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of FLORIDA County of Charlotte
Subscribed and sworn before me on 2-25-14
(Date)

(Notary Signature)

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To Board of Directors
Gateway Financial Agency Corporation

In planning and performing our audit of the financial statements of Gateway Financial Agency Corporation, for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gateway Financial Agency Corporation that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objections. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ANDREW J. HIGGINBOTHAM, CPA

February 17, 2014

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Placida, Florida

Report on the Financial Statements
We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation as of December 31, 2013, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities. Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Andrew J. Higginbotham, CPA

Andrew J. Higginbotham
Certified Public Accountant

February 17, 2014

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Current Assets	
Cash	$ 16,045
Prepaid Expenses	3,731
Total Assets	$ 19,776

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 375
Stockholders' Equity	
Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value	7,282
Additional Paid-In Capital	2,809
Retained Earnings	9,310
Total Stockholders' Equity	19,401
Total Liabilities & Stockholders' Equity	$ 19,776

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS, FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue	
Commissions From Securities Sales	$ 40,811
Agents' Commission Expense	26,427
Gross Profit	14,384
Operating Expenses	
General and Administrative	8,215
Income From Operations	6,169
Retained Earnings	
Balance, January 1, 2013	3,141
Balance, December 31, 2013	$ 9,310

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2013

Operations:		
Net Income	$	6,169
Adjustments:		
Increase in Prepaid Expense		<781>
Decrease in Liabilities		<300>
Cash Provided Used by Operations		5,088
Cash at January 1, 2013		10,957
Cash at December 31, 2013	$	16,045

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2013

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2012	$ 7,282	$ 2,809	$ 3,141	$ 13,232
Net Income	0	0	6,169	6,169
Balance, December 31, 2013	$ 7,282	$ 2,809	$ 9,310	$ 19,401

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 17, 2014, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred fifty-two dollars ($7,752) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2013, the net capital of the Company is fifteen thousand six hundred seventy dollars ($15,670) which is ten thousand six hundred seventy dollars ($10,670.) in excess of it's net capital requirement of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 16,045
Prepaid Expense and Accrued Expenses	3,731
Total Assets	19,776
Less: Total Liabilities	(375)
Total Net Worth	19,401
Less: Deduction for Non-Liquid Assets	(3,731)
Total Net Capital	15,670
Net Capital Requirement	5,000
Capital In Excess of Net Capital Requirement	$ 10,670

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

(Continued)

Liabilities

Total Aggregate Indebtedness	$	375
Percentage of Aggregate Indebtedness to Net Capital		2.39%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2013 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	26,427

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.